WESTERN COPPER AND GOLD CORPORATION

ANNUAL INFORMATION FORM

For the year ended December 31, 2021

Suite 1200 - 1166 Alberni Street

Vancouver, British Columbia

V6E 3Z3

Dated: March 24, 2022

PRELIMINARY NOTES

This document is the annual information form (the "AIF") of Western Copper and Gold Corporation for the year ended December 31, 2021. Unless the context indicates otherwise, references in this AIF to "Western", the "Company", "we" or "our" include Western Copper and Gold Corporation and its subsidiary, Casino Mining Corporation. References in this AIF to "Common Shares" are to common shares in the capital of the Company. All information contained herein is as at December 31, 2021 unless otherwise stated.

Financial Statements

The Company's financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This AIF should be read in conjunction with the Company's audited annual consolidated financial statements and notes thereto, as well as with the management's discussion and analysis for the year ended December 31, 2021.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

Cautionary Note to U.S. Investors

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this AIF, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101and the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms and other mining terms, such as "inferred mineral resource", differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC"). Accordingly, information contained and incorporated by reference into this AIF that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF and the documents incorporated by reference herein that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; the Company's proposed plan for its properties; recommended work programs; costs and timing of the development of new deposits; success of exploration and permitting activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of mineral exploration or mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of potential litigation; and the impact of global pandemics on the Company's business and operations. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved". Such statements are included, among other places, in this AIF under the headings "General Development of the Business", "Description of the Business", "Risk Factors" and "Mineral Properties" and in the documents incorporated by reference herein and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and mineral resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project (as defined herein)); exploration results at the Company's properties; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statements of historical fact.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Western to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and First Nations in the exploration and development of the Company's property and the issuance of required permits; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; negative cash flow from operating activities; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; risks related to the integration of acquisitions; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; risks related to joint venture operations; actual results of current reclamation activities; conclusions of economic evaluations; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; dependence on management and key personnel; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; impact of the COVID-19 pandemic or other global pandemics and the Russian invasion of Ukraine; as well as those factors discussed in the section entitled "Risk Factors" in this AIF.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates; exploitation and exploration estimates and results will not change in a materially adverse manner; continued availability of capital and financing on acceptable terms; proposed developments of mineral projects will be viable operationally and economically as planned; availability of equipment and personnel for required operations, permitting and construction on a continual basis; the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions will not change in a materially adverse manner; the Company successfully withstanding the economic impact of the COVID-19 pandemic; and as more specifically disclosed throughout this AIF. Assumptions relating to the mineral resource and mineral reserve estimates, development, and future economic benefit reported in respect of the Casino Project are discussed in the 2021 Technical Report (as defined herein). Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006 under the name "Western Copper Corporation". It changed its name to Western Copper and Gold Corporation on October 17, 2011.

The Company's head office is located at Suite 1200 - 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3. Its registered office address is located at Suite 2200 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Intercorporate Relationships

The Company has one material wholly-owned subsidiary, Casino Mining Corporation ("CMC"), incorporated under the Business Corporations Act (British Columbia) and which holds the Casino mineral property ("Casino" or the "Casino Project") located in the Yukon, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Subsequent to the Year Ended December 31, 2021

Changes to Directors and Officers

On January 15, 2022, Kenneth Engquist was appointed as the Chief Operating Officer of the Company.

During the Year Ended December 31, 2021

Changes to Directors and Officers

On October 1, 2021, Shena Shaw was appointed as the Vice President, Environmental and Community Affairs of the Company.

On June 30, 2021, Dale Corman, Founder of Western and Executive Chairman of the Company's board of directors (the "Board"), retired. The Board appointed Kenneth Williamson as Interim Chairman.

Financing

On July 29, 2021, the Company completed a brokered private placement of Common Shares that qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) ("Flow-Through Shares"). The Company issued an aggregate of 2,670,000 Flow-Through Shares at a price of $3.00 per share for aggregate gross proceeds of $8,010,000.

Strategic Investment by Rio Tinto

On May 31, 2021, the Company completed a $25.6 million strategic investment by Rio Tinto Canada Inc. ("Rio Tinto") to advance the Casino Project. Rio Tinto acquired 11,808,490 Common Shares at a price of $2.17 per share for aggregate gross proceeds of approximately $25.6 million, resulting in Rio Tinto owning approximately 8.0% of Western's outstanding shares.

In connection with the strategic investment by Rio Tinto, the Company and Rio Tinto entered into an investor rights agreement, whereby, Rio Tinto will have certain rights, including the right to appoint:

  one member to a Casino Project Technical Committee until the earlier of: (a) Rio’s ownership falling below 5.0%; and (b) November 28, 2022.
  one non-voting observer to attend all meetings of the board of directors of the Company until the earlier of (a) Rio’s ownership falling below 5.0%; and (b) November 28, 2022.
  one director of the Company, if Rio Tinto’s ownership increases to at least 12.5% before November 28, 2022.
  up to three secondees to the Casino Project Project until the earlier of: (a) Rio’s ownership falling below 5.0%; and (b) November 28, 2022.
  Rio also maintains the one-time right to extend the above noted dates until November 28, 2023.

Rio Tinto will have a right to:

  Participate in future equity issuances to maintain its ownership in Western Copper until the earlier of: (a) Rio’s ownership falling below 5.0%; and (b) May 28, 2023.
  A one-time “demand registration right” until the earlier of: (a) Rio’s ownership falling below 8.0%; and (b) May 28, 2023.
  “Piggy-back registration rights” until the earlier of: (a) Rio’s ownership falling below 8.0%; and (b) May 28, 2023.
  Rio also maintains the one-time right to extend the above dates until May 28, 2024.

Schedule for Submission of an Environmental and Socio-economic Effects Statement

On December 16, 2021, Western, through its wholly-owned subsidiary CMC, submitted to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") an updated schedule for submission of an environmental and socio-economic effects statement (the "ESE Statement") on the Casino Project. CMC expects to submit the ESE Statement in the second quarter of 2023. The ESE Statement submission is an important next step in the Panel Review process.

Infrastructure

On November 9, 2021, the Company announced that the Yukon Government has awarded Yukon based company Pelly Construction the contract for the Carmacks Bypass Project, the first section of the Casino Project access road and a $29.6 million investment.

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 kilometres of new access road to the Casino site.

The Carmacks Bypass is expected to be completed in 2024 and will allow industrial vehicles to bypass the Village of Carmacks, reducing heavy traffic, improving community safety, and improving access to mineral exploration and development activities in the area, including access to the Casino Project site, which is an important step to advancing the Casino Project as well as providing jobs and business opportunities for future benefit to communities and First Nations in the Yukon.

Positive PEA on Casino Project

On June 22, 2021, the Company announced the results of its preliminary economic assessment (the "PEA") on the Casino Project, supported by the 2021 Technical Report (see "Mineral Properties - Casino Project (Yukon, Canada)"). The PEA considered the Casino Project being constructed as an open pit mine, with a concentrator processing nominally 120,000 tonnes per day and a gold heap leach facility processing nominally 25,000 tonnes per day.

The PEA supersedes all previous studies and incorporates the updated mineral resource estimate with an effective date of July 3, 2020. The PEA also incorporates outcomes of the Best Available Tailings Technology ("BATT") Study completed in 2018 with participation by First Nations, the YESAB and the Yukon Government. The design concept for the tailings management facility ("TMF") also reflects the guidance received from the Independent Engineering Review Panel.

The PEA examines the development of the Casino Project, which comprises the processing of 1.3 billion tonnes of mineralized material for both the mill and heap leach, with deposition of mill tailings and mine waste in the TMF facility consistent with the design concepts considered during the BATT Study as a base case development.

During the Year Ended December 31, 2020

Changes to Directors and Officers

On November 5, 2020, William (Bill) Williams was appointed as a director of the Company.

On August 17, 2020, Archie Lang resigned from the Board.

On June 10, 2020, Michael Vitton was appointed as director of the Company and Robert Gayton resigned from the Board.

Financings

On November 24, 2020, the Company completed an over-night marketed offering of Common Shares by way of a prospectus supplement to the Shelf Prospectus (as defined below) and related Registration Statement (as defined below). The Company issued an aggregate of 19,828,300 Common Shares at a price of $1.45 per share for aggregate gross proceeds $28,751,035.

On June 1, 2020, the Company completed a non-brokered private placement of Flow-Through Shares, pursuant to which the Company issued an aggregate of 4,000,000 Flow-Through Shares at a price of $1.12 per share for aggregate gross proceeds of $4,480,000.

On February 28, 2020, the Company completed a private placement with a strategic investor, Michael Vitton, who purchased 3,000,000 units (the "Units") at a price of $0.65 per Unit to for gross proceeds of $1.95 million. Each Unit consisted of one Common Share and one-half of one warrant, each warrant entitling the holder to purchase one additional Common Share at a price of $0.85 until February 29, 2025.

Shelf Prospectus

On November 2, 2020, the Company filed a final short form base shelf prospectus in each of the provinces and territories of Canada, other than Québec (the "Shelf Prospectus"), and a corresponding amendment to its registration statement on Form F-10 (the "Registration Statement") with the SEC under the U.S./Canada Multijurisdictional Disclosure System. The Shelf Prospectus and the Registration Statement allows Western to offer for sale and issue from time to time Common Shares, warrants, subscription receipts and/or units having a total aggregate offering price of up to $50 million during the 25-month period that the Shelf Prospectus remains effective. Such securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s) and, subject to applicable regulations, may include at-the-market distributions.

Significant Mineral Resource Increase at Casino

On July 14, 2020, Western reported an updated mineral resource estimate for the Casino Project. The measured and indicated mill resource increased to 2.4 billion tonnes, measured and indicated gold increased to 14.5 million ounces plus 6.6 million ounces inferred and measured and indicated copper increased to 7.6 billion pounds plus 3.3 billion pounds inferred.

The new mineral resource estimate is the first estimate since 2010 and includes results from the 2019 drilling campaign, and drilling performed from 2010 through 2012 that was not available when the 2010 model was developed. It also incorporates an updated geologic model.

The mill resource, consisting of the supergene oxide, supergene sulfide, and hypogene zones, increased significantly from the December 2010 estimate. Measured and indicated mill resource tonnes increased 106% from the prior estimate to 2.2 billion tonnes, primarily due to the upgrade of inferred resource to indicated. Copper and gold contained in the new measured and indicated estimate also increased significantly to 7.4 billion pounds of copper and 12.7 million ounces of gold.

Infrastructure

On November 24, 2020, the Company announced that the Yukon Government and Little Salmon/Carmacks First Nation had reached an agreement to upgrade three bridges along the Freegold Road, which will benefit access to the Casino Project. This agreement provides funding for Little Salmon/Carmacks First Nation to effectively participate in the planning, design, regulatory processes and construction activities of the project.

This agreement represents the second project agreement for the Yukon Resource Gateway Project (the "Gateway Project") on the Freegold Road. The Gateway Project includes funding for upgrading the initial 82 kilometres of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 kilometres of new access road to the Casino site secured through commitments from the Yukon Government and the Federal Government.

During the Year Ended December 31, 2019

Changes to Directors and Officers

In April 2019, Kenneth Williamson and Tara Christie were appointed as directors of the Company.

Also in April 2019, Varun Prasad, Corporate Controller at the time, was appointed Interim Chief Financial Officer of the Company to replace Julien Francois (later being appointed Chief Financial Officer effective March 1, 2020), and Elena Spivak, Paralegal, was appointed Corporate Secretary of the Company.

In February 2019, David Williams resigned from the Board.

Financing

On May 17, 2019, the Company completed a brokered private placement of Flow-Through Shares, pursuant to which the Company issued an aggregate of 3,727,000 2019 Flow-Through Shares at a price of $0.90 per share for aggregate gross proceeds of $3,354,300.

Canadian Creek Property Acquisition

On August 28, 2019, the Company acquired 311 mineral claims that comprise the Canadian Creek Property for consideration to the vendor, Cariboo Rose Resources Ltd., of 3 million Common Shares valued at $0.92 per share for total consideration of $2,760,000. The Canadian Creek Property lies directly adjacent to the Casino Project, securing this critical ground and providing additional exploration potential for the Company.

DESCRIPTION OF THE BUSINESS

General

The Company is focused on advancing the Casino Project towards production. The Casino Project hosts one of the largest undeveloped copper-gold deposits in Canada. The Casino Project consists of a total of 1,136 full and partial quartz claims (the "Casino Quartz Claims") and 55 placer claims (the "Casino Placer Claims") acquired in accordance with the Yukon Quartz Mining Act. The 825 quartz claims, of a total of 1,136, comprise the initial Casino property (the "Casino Property") and 311 claims comprise the Canadian Creek property (the "Canadian Creek Property") acquired on August 28, 2019. The Canadian Creek Property lies directly adjacent to Casino. See "General Development of the Business - Three Year History - During the Year Ended December 31, 2019 - Canadian Creek Property Acquisition".

Western acquired the historical Casino claims in 2006 as part of an arrangement with prior owners and significantly expanded the area of its mineral property by staking and acquiring mineral claims currently known as the Casino Project. The Casino Project is primarily a copper and gold project located in the Whitehouse Mining District in west central Yukon, in the northwest trending Dawson Range mountains, 300 kilometres northwest of the territorial capital of Whitehorse. The Casino Project is located on Crown land administered by the Yukon government and within the Selkirk First Nation traditional territory. The total area covered by the Casino Quartz Claims is 21,288 hectares and the total area covered by the Casino Placer Claims is 490.34 hectares.

The Company does not have any producing properties and consequently has no current operating income or cash flow. Western is an exploration stage company and has not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the Company's properties.

Employees

On December 31, 2021, the Company had 8 employees. The Company also uses consultants with specific skills to assist with various tasks.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business and the present stage of its development. The risks described herein are not the only risks facing the Company. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. If any of the Company's properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow

The Company has received no revenue to date from the exploration activities on its properties and has negative cash flow from operating activities. The Company incurred the following losses: (i) $3,708,887 for the year ended December 31, 2021, and (ii) $2,033,357 for the year ended December 31, 2020. As of December 31, 2021, the Company had an accumulated deficit of $106,597,260. In the event the Company undertakes development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its exploration and development commitments, to fund administrative overhead and to maintain its mineral interests. The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance detailed engineering, and provide for capital costs of building its mining facilities.

Mineral Exploration and Development Activities are Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

In addition, previous mining operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Uncertainty of Mineral Resources and Mineral Reserves

The figures for mineral resources and mineral reserves with respect to the Casino Project disclosed in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period. Additionally, estimates may change over time as new information becomes available. If the Company encounters mineralization or geological formations different from those predicted by past drilling, sampling and interpretations, any estimates may need to be altered in a way that could adversely affect the Company's operations or proposed operations.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Applicable Licenses

The regulations pursuant to which the Company holds its interests in certain of its properties provide that the Company must make a series of payments over certain time periods or expend certain minimum amounts on the exploration of the properties. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties. There is no assurance that further applications will be successful.

Title Risks

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Environmental Laws and Regulations That May Increase Costs and Restrict Operations

All of the Company's exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company's intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing it to re-evaluate those activities at that time.

Costs of Land Reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Assets in Remote Locations Increase Operational Risk

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mineral projects. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company's properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company's properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company's properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

High Metal Prices

An increase in metal prices may lead to increases in mining exploration, development and construction activities around the world, which could result in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could result in increased costs. It may also lead to delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

First Nations

The nature and extent of First Nation and Metis ("Indigenous Peoples") rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between Indigenous Peoples and federal, provincial and territorial authorities. Various national, provincial and territorial laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of Indigenous People. The Company operates in an area presently or previously inhabited or used by Indigenous Peoples. Many of these materials impose obligations on government to respect the rights of Indigenous People. Some mandate that government consult with Indigenous Peoples regarding government actions which may affect Indigenous People, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various national materials pertaining to Indigenous Peoples continue to evolve and be defined. The Company's current and future operations are subject to a risk that one or more groups of Indigenous Peoples may oppose continued operation, further development, or new development of the Company's projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company's activities. Opposition by Indigenous Peoples to the Company's operations may require modification of, or preclude operation or development of, the Company's projects or may require the Company to negotiate, and enter into agreements, with Indigenous Peoples with respect to the Company's projects. There is no assurance that the Company will be able to establish a practical working relationship with any Indigenous Peoples in the area which would allow it to ultimately develop the Casino Project.

Additional uncertainty with respect to Indigenous Peoples has arisen in Canada due to the decision of the Supreme Court of Canada in Tsilhqot'in Nation v. British Columbia (2014 SCC 44), which recognized the Tsilhqot'in Nation as holding aboriginal title to approximately 1,900 square kilometers of territory in the interior of British Columbia. This decision represents the first successful claim for aboriginal title in Canada and may lead other Indigenous Peoples in Canada to pursue aboriginal title in their traditional land-use areas. Such claims, if successful, may impact those projects or operations in Canada on which the Company holds an interest or delay or even prevent exploration or mining activities on Canadian land which is covered by the Company's mining rights.

Climate Change

The Company's operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates or patterns, reduced process water availability, higher temperatures and extreme weather events. Such events or conditions, including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resources or energy shortages, increase energy costs, damage the Company's property or equipment, increase health and safety risks at the Company's assets, and adversely impact the Company's ability to access financing and/or adequate insurance provision. Such events or conditions could have other adverse effects on the Company's workforce and on the communities surrounding the Company's exploration sites, such as an increased risk of food insecurity, water scarcity and prevalence of disease. The Company is also at risk of reputational damage if key external stakeholders perceive that the Company is not adequately responding to the threat of climate change. Any of the aforementioned risks related to climate change could have a material adverse effect on the Company's business, financial condition and results of operations.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From January 1, 2021 to December 31, 2021, the price of the Common Shares has ranged from $1.45 to $3.35 on the Toronto Stock Exchange (the "TSX"). There can be no assurance that continual and significant fluctuations in the price of the Common Shares will not occur.

Changes in the Market Price of the Common Shares

The Common Shares are listed on the TSX and the NYSE American. The price of the Common Shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares include the following: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company's securities may adversely affect an investors' ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in the Company; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The price of each of copper and gold has a history of extreme volatility. The price of the Common Shares and the Company's financial results may be significantly adversely affected by a decline in the price of copper or gold. The price of each of copper and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major copper and gold-producing countries throughout the world.

During the 2021 calendar year, the price of gold ranged between US$1,683.95 per ounce and US$1,943.20 per ounce. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future levels of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

During the 2021 calendar year, the price of copper on the London Metal Exchange ("LME") ranged from US $3.52 per pound to US $4.86 per pound. Some factors that affect the price of copper include: industrial demand; forward or short sales of copper by producers and speculators; future levels of copper production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper is generally quoted, and other major currencies; global political or economic events; and costs of production of other copper producing companies whose costs are denominated in currencies other than the U.S. dollar.  All of the above factors can, through their interaction, affect the price of copper by increasing or decreasing the demand for or supply of copper.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada. Copper and gold are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company's cost of doing business. In addition, the U.S. dollar is subject to fluctuation in value compared to the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future Issuances of Securities Will Dilute Shareholder Interests

The issuances of additional securities including, but not limited to, Common Shares pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of the Company's shareholders. The Company cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See "Directors and Officers" in this AIF for details of the Company's current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified directors, officers and employees.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia). From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. For details of roles played by directors and officers in other companies, see "Directors and Officers" in this AIF.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, National Instrument 52-110 - Audit Committees, and National Instrument 58-101 - Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on the Board or as executive officers.

Materially Adverse U.S. Federal Income Tax Consequences for U.S. Shareholders

We generally will be a "passive foreign investment company" (a "PFIC") under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), if (a) 75% or more of our gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a "U.S. person" (as such term is defined in the Code) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. person holds Common Shares, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of the Common Shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on the Common Shares would be subject to an interest charge, except in certain circumstances. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a "qualified electing fund election," as defined in the Code (a "QEF Election"). We currently intend to make available to shareholders who are U.S. persons, upon their written request: (a) information as to our status as a PFIC, and (b) for each year in which we are a PFIC, all information and documentation that a shareholder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes. However, there is no assurance that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will continue to supply shareholders with the information that the shareholder is required to report under the rules applicable to making a QEF Election. Therefore, if the Company is a PFIC in any taxable year, there is no assurance that the shareholder will be able to make a QEF Election in respect of the Common Shares. The PFIC rules are extremely complex. A U.S. person holding Common Shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Capital Costs

The Company prepares budgets and estimates of cash costs and capital costs for its operations. Despite the Company's best efforts to budget and estimate such costs, the costs required by the Company's projects may be significantly higher than anticipated. The Company's actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company's control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company's business, results of operations and financial condition. Furthermore, delays in mining projects or other technical difficulties may result in even further capital expenditures being required. Any delays or costs overruns or operational difficulties could have a material adverse effect on the Company's business, results of operations and financial condition.

Funding Risk

The Company's ability to effectively implement its business and operation plans in the future, to take advantage of opportunities for acquisitions, joint ventures or other business opportunities and to meet any unanticipated liabilities or expenses which the Company may incur may depend in part on its ability to raise additional funds. The Company may seek to raise further funds through equity or debt financings, joint ventures, production sharing arrangements or other means. Failure to obtain sufficient financing for the Company's activities and future projects may result in delay and indefinite postponement of exploration, development or production on the properties. There can be no assurance that additional financing will be available when needed or, if available, the terms of the financing might not be favourable to the Company and might involve substantial dilution to shareholders.

Increased Levels of Volatility; Rapid Destabilization of Global Economic Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities, as a result of the COVID-19 pandemic and the Russian invasion of Ukraine. Global financial conditions could suddenly and rapidly destabilize in response to existing and future events, including the COVID-19 pandemic or the Russian invasion of Ukraine, as government authorities may have limited resources to respond to existing or future crises. Global capital markets have continued to display increased volatility in response to global events, including the COVID-19 pandemic and the Russian invasion of Ukraine. Future crises may be precipitated by any number of causes, including natural disasters, epidemics (such as the COVID-19 pandemic), geopolitical instability and war (such as the Russian invasion of Ukraine), changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company's ability to obtain equity or debt financing or make other suitable arrangements to finance its operations. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including as a result of the COVID-19 pandemic or the Russian invasion of Ukraine, it may result in a material adverse effect on the Company and the trading price of the Company's securities could be adversely affected.

Business Disruption Risks

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics, other health crises or similar business disruptions. The current and ongoing COVID-19 global pandemic and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the Casino Project. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries, including Canada. The rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada and around the world and could result in travel bans, closure of assay labs or delays in obtaining results from assay labs, work delays, restrictions on or shutting down of drilling operations, difficulties for contractors and employees getting to site, restrictions related to other mining related business and operations and the diversion of management attention all of which in turn could have a negative impact on development of the Casino Project. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether, or to what extent, this outbreak, government responses to it, and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in the supply and demand for copper, gold and other metals and minerals, global supply chains and government and consumer responses to them, and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, exchange rates, credit ratings, credit risk, share prices, inflation and the Company's ability to raise additional financing.

The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may further impact the Company is uncertain and these factors are beyond the Company's control; however, it is possible that COVID-19 and its related impacts may have a material adverse effect on the Company's business, results of operations and financial condition and the market price of the Common Shares.

MINERAL PROPERTIES

Casino Project (Yukon, Canada)

The Casino Project is a material property for the purposes of NI 43-101. It is the subject of the technical report entitled "Western Copper and Gold Corporation, Casino Project, Form 43-101F1 Technical Report, Preliminary Economic Assessment, Yukon, Canada" dated effective June 22, 2021 and issued on August 2, 2021 (the "2021 Technical Report"), prepared by Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, John M. Marek, P.E., Laurie M. Tahija, MMSA-QP, Carl Schulze, P. Geo. and Daniel Friedman, P.Eng., each of whom is a qualified person pursuant to NI 43-101.

The 2021 Technical Report is incorporated by reference in this AIF. The complete 2021 Technical Report may be viewed under the Company's profile at www.sedar.com or on its website at www.westerncopperandgold.com. The executive summary of the 2021 Technical Report has been included verbatim as Schedule A of this AIF.

DIVIDENDS

The Company has not paid any dividends on the Common Shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized and Issued Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of March 24, 2022, the Company had 151,451,125 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed on the TSX and on the NYSE American under the symbol "WRN". The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year:

Month	High ($)	Low ($)	Total Volume
January	1.69	1.45	2,288,424
February	2.42	1.48	7,188,565
March	2.12	1.56	5,237,241
April	1.90	1.49	6,089,456
May	3.35	1.77	13,160,694
June	3.14	2.38	4,556,395
July	2.74	2.02	3,383,904
August	2.40	1.96	1,946,585
September	2.27	1.84	2,772,957
October	2.36	1.75	2,890,631
November	2.11	1.73	3,866,062
December	2.00	1.63	4,020,762

Prior Sales

The Company did not issue any securities which are not listed or quoted on a marketplace during the most recently completed financial year.

ESCROWED SECURITIES

None of the Company's securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth all current directors and executive officers of the Company as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director's term of office expires at the next annual general meeting.

Name and Position	Province/State and Country of Residence (1)	Director or Officer Since
Kenneth Williamson (2) (3) Director and Interim Chairman	Ontario, Canada	April 15, 2019
Tara Christie (2) (4) Director	British Columbia, Canada	April 3, 2019
Michael Vitton (3) (4) Director	Connecticut State, USA	June 10, 2020
Bill Williams (3) (4) Director	Massachusetts, USA	November 6, 2020
Klaus Zeitler (2) (3) Director	British Columbia, Canada	May 3, 2006
Paul West-Sells President and Chief Executive Officer	British Columbia, Canada	November 20, 2008
Kenneth Engquist Chief Operating Officer	British Columbia, Canada	January 15, 2022
Varun Prasad Chief Financial Officer	British Columbia, Canada	March 1, 2020
Cameron Brown Vice President, Engineering	Washington State, USA	July 16, 2010
Shena Shaw Vice President, Environmental and Community Affairs	Yukon, Canada	October 1, 2021
Elena Spivak Corporate Secretary	British Columbia, Canada	June 12, 2019

_________________

(1) The information as to province/state and country of residence has been furnished by the respective individuals.

(2) Denotes member of the Audit Committee.

(3) Denotes member of the Compensation Committee.

(4) Denotes member of the Corporate Governance and Nominating Committee.

As at March 24, 2022, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 6,963,002 Common Shares, representing approximately 4.6% of the issued and outstanding Common Shares.

Biographies

The principal occupations of the directors and executive officers of the Company during the preceding five years are included in the biographies below. This information has been furnished by the respective individuals.

Kenneth Williamson, B.A.Sc., MBA, P.Eng., Director and Interim Chairman

Mr. Williamson is a professional director with over 40 years of experience in natural resources and investment banking, where his focus has been on capital markets and mergers and acquisitions. Mr. Williamson worked in the oil and gas sector before transitioning into investment banking at Midland Walwyn/Merrill Lynch Canada Inc. where he was Vice-Chairman of Investment Banking until 1998. Mr. Williamson has held various positions on boards throughout his career, including Eicon Technology Corporation, Glamis Gold Ltd., BioteQ Environmental Technologies Inc., Uranium One Inc., BlackRock Ventures Inc., Quadra FNX Mining Ltd., Tahoe Resources Inc. and Goldcorp Inc. Mr. Williamson is a member of the Professional Engineers of Ontario (PEO).

Tara Christie, B.A.Sc., M.A.Sc., P.Eng., Director

Ms. Christie has over 20 years' experience in the exploration and mining business. Ms. Christie is currently the President and CEO of Banyan Gold Corp., and serves on the boards of Banyan Gold Corp. and Osisko Green Acquisition Limited. She was formerly the President of privately owned Gimlex Gold Mines Ltd. (2006-2016), one the Yukon's largest placer mining operations. Ms. Christie has been a board member of Constantine Metals, Klondike Gold, PDAC, AMEBC and other industry associations and was a founding board member of the Yukon Environmental and Socio-Economic Assessment Board (2004-2016). She is active in non-profits and charities, including being President of a registered charity "Every Student, Every Day" that works to improve attendance in Yukon schools. Ms. Christie has B.Sc. and M.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

Michael Vitton, Director

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all market sectors. In the metals and mining sector, Mr. Vitton has acted as seed investor, lead/co-lead underwriter or in a M&A capacity, in some of the most important deals in the sector including African Platinum Ltd., Arequipa Resources Ltd., Bema Gold Corp, Brancotte Resources, Comaplex Minerals Corp., Detour Gold Corp, Diamond Fields Resources Inc., Echo Bay Mines Ltd., Francisco Gold Corp., Franco-Nevada Corp., Gammon Gold Inc., Getchell Gold Corp., Golden Shamrock Mines Ltd., Guinor Resources Ltd., Hemlo Gold Mines Inc., Ivanhoe Mines Ltd., Meridian Gold Inc., MexGold Resources Inc., Minefinders Corporation Ltd., Moto Goldmines Ltd., New Gold Inc., Northern Orion Resources Inc., Osisko Mining Inc, Peru Copper Inc., Wheaton River Minerals Ltd., Randgold Resources Ltd., Rio Narcea Gold Mines Ltd., Skye Resources Inc., Semafo Inc., Sino Gold Mining Ltd., UrAsia Energy, UraMin Inc. among many others. Mr. Vitton was also the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO in two and half years. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the largest independent Brazilian public oil and gas producers, producing over 35,000 bbls per day, with a current market capitalization of USD $4.0 billion.

Recently, Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for $1.0 billion, combining to form a $2.4 billion company. Kirkland Lake Gold Ltd. was awarded 2018 Digger of the Year (Diggers and Dealers). He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd. (ASX: GOR), raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. Gold Road Resources Ltd. won the Diggers and Dealers award for best deal in 2017. He acted as investor and advisor to Cardinal Resources Ltd. in its acquisition by Shandong Gold Group for AUD $394 million. Mr. Vitton was an investor, director and special committee member of Premier Gold Mines Limited (TSX:PG), in its acquisition by Equinox Gold Corp. for $611.7 million and spin out of I-80 Gold. Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/ P5 Infrastructure acquired 90% of Global Gateway South Terminal/ Fenix Marine Services, a deep sea terminal in Long Beach Harbor, CA. In January 2022, EQT Infrastructure/ P5 Infrastructure sold Global Gateway South/ Fenix Marine Services for USD $2.3 billion EV, returning 3x in four years. Mr. Vitton is a seed investor and advisor to Ensign Gold. Mr. Vitton is a shareholder and director of Western Copper and Gold Corp. Mr. Vitton holds his securities licenses thru INTE Securities LLC. Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts. He has invested and partnered with some of the largest sovereign fund, private equity funds, mutual and hedge funds. Mr. Vitton is focused on the energy, infrastructure, industrial and mining sectors.

Bill Williams, Ph.D., CPG, Director

Dr. Williams is an economic geologist with over 40 years' experience that include the exploration and development of mining and oil & gas projects as well as oversight of mining operations. Most recently, he served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc., with whom he led the team that made the discovery of the Mina Chica zinc-oxide deposit in the Bongará district, north-central Peru. He is the former CEO, President, and Director of Orvana Minerals Corp., prior to which he was a Vice President for Phelps Dodge Exploration overseeing activity in the Americas, which included the discovery of the Haquira porphyry copper deposit in Peru, and working on M & A opportunities. He holds a Ph.D. in Economic Geology from the University of Arizona and is a Certified Professional Geologist. He also serves on the board of Big Ridge Gold Corp. [TSXV:BRAU].

Klaus Zeitler, Ph.D., Director

Dr. Zeitler was the founder and CEO of Inmet Mining Corporation from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the board of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is currently a director and Executive Chairman of Amerigo Resources Ltd. [TSX:ARG], Chairman and Director of Rio2 Limited [TSXV:RIO].

Paul West-Sells, Ph.D., President and Chief Executive Officer

Dr. West-Sells has over 20 years' experience in the mining industry. After obtaining his Ph.D. from the University of British Columbia in Metallurgical Engineering, he worked with BHP, Placer Dome, and Barrick in increasingly senior roles in Research and Development and Project Development. Dr. West-Sells has been employed by the Company since 2006, holding a number of technical and executive positions.

Kenneth Engquist, B.Sc. in Mechanical Engineering, Chief Operating Officer

Mr. Engquist oversees operations for the Company. Mr. Engquist has nearly 30 years of leadership and extensive development experience overseeing the de-risking and advancement of numerous mining projects from early-stage exploration through start-up and operations. Most recently, he led operations, technical studies, work programs, permitting, and stakeholder relations as COO of First Mining Gold. Some recent development projects of his include First Mining's Springpole gold project, Tinka Resources' Ayawilca zinc project, and South32's Hermosa zinc project. He holds a B.Sc. in Engineering from Michigan Technological University. During his career he led the infrastructure engineering for the underground design of the Oyu Tolgoi mine in Mongolia for Rio Tinto and all aspects of the development of the Timok copper project in Serbia for Nevsun.

Varun Prasad, CPA, CGA, Chief Financial Officer

Mr. Prasad has worked on the finance team for Western since 2011, previously as Corporate Controller, since May 2019, as Interim Chief Financial Officer and since March 1, 2020 as Chief Financial Officer. Mr. Prasad has extensive experience in financial reporting and regulatory matters and oversees the day to day financial operations of the Company. He holds a B.A. Technology (Accounting) from the British Columbia Institute of Technology and is a member of the Chartered Professional Accountants of B.C. Mr. Prasad also is currently Chief Financial Officer of Blue Moon Metals Inc.

Cameron Brown, P. Eng., Vice President, Engineering

From 2006 to 2010, Mr. Brown was the Company's Project Manager. Mr. Brown has over 45 years' experience in mineral processing and has been responsible for plant maintenance, project management and engineering of major base and precious metal projects. He was formerly Project Manager for Western Silver Corporation and worked for 22 years for Bechtel Mining & Metals in various capacities including; Project Manager, Project Engineering Manager, and Manager of Engineering for Bechtel Mining & Metals (Global).

Shena Shaw, B.A., Vice President, Environmental and Community Affairs

Ms. Shaw is responsible for leading the environmental, permitting and community relations efforts for the Company and the Casino Project. Before joining the Company, Ms. Shaw was managing projects and contributing to environmental assessments across the North for nearly 20 years. After graduating from the University of Victoria with a Bachelor of Arts in Anthropology focusing on First Nations Studies and Geography, Ms. Shaw joined the Yukon Chamber of Commerce with a role in supporting community-based entrepreneurship programs and services. A relocation to Yellowknife, Northwest Territories (the "NWT") introduced her to the mining industry for the first time when she joined DeBeers Canada's Snap Lake Project. Following that she embarked on a lengthy career in environmental consulting in Yellowknife and Whitehorse, focusing on responsible development of resource extraction through the environmental assessment and Indigenous engagement processes of large-scale projects in the Yukon, NWT, Alaska and across Canada. Ms. Shaw participated in the consultation and socio-economic impact assessment work for the Kaminak Coffee Gold Project, Victoria Gold's Eagle Gold Project and the Casino Project, all based in the Yukon. She is deeply familiar with the Yukon Environmental and Socio-economic Assessment Act process and was involved in the Mackenzie Gas Project Joint Review Panel process in the NWT.

Elena Spivak, B.Eng. (Metallurgy), Corporate Secretary

Ms. Spivak has been with Western since 2007, assisting with legal, corporate and regulatory matters as well as managing the Company's mineral assets. Ms. Spivak completed the paralegal program at Capilano University, is a member of the Governance Professionals of Canada (GPC) and holds an Engineering Degree in Metallurgy.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure above, an "order" means (a) a cease trade order, including a management cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i) is, at the date of this AIF, or has been within the ten years before the date this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not currently subject to, and were not during the Company's most recently completed financial year subject to, any legal proceedings, nor are any proceedings known to be contemplated that involve a claim for damages in an amount that, excluding interest and costs, exceeds 10% of the current assets of the Company.

During the Company's most recently completed financial year and up to the date of this AIF, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements the Company entered into before a court in respect of securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, none of the following persons has had any material interest, direct or indirect, in any transaction during the Company's three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company: (a) a director or executive officer of the Company, (b) a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in (a) or (b).

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9, in Toronto, Ontario, and in Denver, Colorado, USA.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

(a) The Investor Rights Agreement dated May 28, 2021 between Western and Rio Tinto Canada Inc. (see "General Development of the Business - Three Year History - During the Year Ended December 31, 2021 - Strategic Investment by Rio Tinto"); and

(b) The net smelter returns royalty agreement dated December 21, 2012 among Western, CMC and 8248567 Canada Limited with respect to a 2.75% net smelter returns royalty on the claims comprising the Casino Project, assigned to Osisko Gold Royalties Ltd. pursuant to a royalty assignment and assumption agreement dated July 31, 2017.

INTERESTS OF EXPERTS

The information of a scientific or technical nature regarding the Casino Project included or incorporated by reference in this AIF is based on the 2021 Technical Report prepared by Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, John M. Marek, P.E., Laurie M. Tahija, MMSA-QP, Carl Schulze, P. Geo. and Daniel Friedman, P.Eng.; each of whom is a qualified person pursuant to NI 43-101.

To the best of the Company's knowledge, none of the above persons, held at the time of preparing the report, received after preparing the report, or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of the report prepared by such person.  Other than as disclosed below, none of the above persons is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor's report dated March 24, 2022, in respect of the Company's consolidated financial statements as at December 31, 2021 and 2020 and for the years then ended.  PricewaterhouseCoopers LLP has advised that they are independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter, as approved by the Board, is included in Schedule B of this AIF.

Audit Committee Composition and Relevant Education and Experience

The Audit Committee is comprised of Kenneth Williamson (Chair), Klaus Zeitler and Tara Christie. All three members are independent and are financially literate, as described in National Instrument 52-110 - Audit Committees ("NI 52-110"). Refer to the "Directors and Officers" section of this AIF for a detailed description of each member's education and experience relevant to being a member of the Audit Committee.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

All audit, audit-related, tax and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External Auditor Service Fees (by category)

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during each of the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020
Audit Fees	68,600	76,400
Audit-Related Fees	-	52,900
Tax Fees	22,000	9,000
All Other Fees	-	-
Total	90,600	138,300

Audit Fees are professional fees billed for the audit of the Company's annual consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

Audit-Related Fees are professional fees billed for assurance and related services by the Company's auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance.

All Other Fees are professional fees billed for products and services provided by the Company's auditor, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on the SEDAR website at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's audited annual consolidated financial statements and management's discussion and analysis as at and for the year ended December 31, 2021.

Schedule A
SUMMARY FROM 2021 TECHNICAL REPORT

The below summary has been extracted from the 2021 Technical Report:

1 SUMMARY

This Report was prepared for Western Copper and Gold Corporation ("Western") by M3 Engineering & Technology Corporation (M3) in association with Independent Mining Consultants (IMC), Aurora Geosciences, GeoSpark Consulting Inc., and Knight Piésold Ltd.

The purpose of this report is to provide a preliminary economic assessment on the Casino Property. This report conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

1.1 KEY DATA

The key details about this project are as follows:

1. Casino is primarily a copper and gold project that is expected to process 120,000 dry tonnes of material per day (t/d) or 43.8 million dry tonnes per year (t/y). Metals to be recovered are copper (Cu), gold (Au), molybdenum (Mo) and silver (Ag).

2. Based on the economic analysis, the Property will produce the following over the life of the mine from the concentrator and heap leach facility:

a. Gold - 6.52 million ounces

b. Silver - 34.38 million ounces

c. Copper - 4.08 billion pounds

d. Molybdenum - 330 million pounds

3. The process will include a conventional single-line SAG mill circuit (Semi-Autogenous Ball Mill Crusher, or SABC) followed by conventional flotation to produce concentrate for sale. In addition to the concentrator, there will be a separate carbon-in-column facility to recover precious metals from heap leached oxide material. Gold and silver bullion (doré) produced will be shipped by truck to metal refineries.

4. The Property will require the construction of a power plant and will generate its own electrical power using LNG to fuel the generator drivers.

5. The Property has several routes of access, including by the Yukon River, by aircraft, winter roads, and existing trails. A network of paved highways provides access to the region from the Port of Skagway, Whitehorse and northern British Columbia. Paved roads to the Property currently exist up to Carmacks. A new, all weather, gravel road will be constructed by the project to connect Casino to Carmacks via the existing Freegold Road. The new access road will, in general, follow the existing Casino Trail that will be upgraded to support trucking from Carmacks to Casino.

6. Fresh water will be sourced from the Yukon River.

- A1 -

1.2 PROPERTY DESCRIPTION AND OWNERSHIP

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

To the west, Newmont is developing the Coffee Project. To the north and to the west, White Gold Corp. has a large number of claims and is actively exploring them. Approximately 100 km to the east, Minto Explorations Ltd. operates the Minto Mine, which produces copper concentrate.

The project is located on Crown land administered by the Yukon Government and is primarily within the Selkirk First Nation traditional territory. The Tr'ondek Hwechin traditional territory lies to the north and the proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south. The White River First Nation and Kluane First Nation are also potentially impacted by the project. The Casino Property lies within the Whitehorse Mining District and consists of 1,136 full and partial Quartz Claims and 55 Placer Claims acquired in accordance with the Yukon Quartz Mining Act. The total area covered by Casino Quartz Claims is 21,276.61 ha. The total area covered by Casino Placer Claims is 490.32 ha. CMC is the registered owner of all claims, although certain portions of the Casino property remain subject to royalty agreements. The claims covering the Casino property are discussed further in Section 4 of this document.

Figure 1-3 at the end of this section shows the site's location in Yukon Territory as well as other points of interest relevant to this Report.

1.3 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Casino Mine is located in Central Yukon, roughly 150 km due northwest of Carmacks, at approximately N62° 44' 25", W138° 49' 32". Current site access is by small aircraft using the existing 760 m airstrip, by winter road and from the Yukon River.

Either road or barge service will provide early access for construction equipment, camp construction and initial equipment. A barge landing area at Britannia Creek and the Yukon River is currently in service.

The project plan includes a new airstrip. The project also plans a new 132 km year-round access road from the end of the Freegold Road, presently extending 70 km northwest of the village of Carmacks.

The climate at the Casino Project area can generally be described as continental and cold. Winters are long, cold and dry, with snow generally on the ground from late September through mid-May. Summers are short, mild and wet, with the greatest monthly precipitation falling in July. Average daytime temperature in winter reaches a maximum of -13 degrees Celsius in January, dropping to -22 degrees Celsius overnight. On average, the daytime temperatures in July reach a maximum of 20 degrees Celsius, with overnight lows of 7.7 Celsius. The mean annual precipitation for the Casino Project area is estimated to be 500 mm, with 65% falling as rain and 35% falling as snow.

1.4 HISTORY

The first documented work on the Casino Property was the working of placer claims in the area of the Casino Deposit recorded in April 1911, following a placer gold discovery on Canadian Creek by J. Britton and C. Brown. A study by D.D. Cairnes, of the Geological Survey of Canada in 1917, recognized huebnerite (MnWO4) in the heavy-mineral concentrates of the placer workings that the gold and tungsten mineralization was derived from an intrusive complex on Patton Hill.  The total placer gold production from the area of the property is unknown, but during the period of 1980-1985 placer mining yielded about 50 kg (1,615 troy ounces) of gold. During the Second World War, a small amount of tungsten was recovered from placer workings.

- A2 -

The first recorded bed rock mineral discovery was in 1936 when J. Meloy and A. Brown located silver-lead-zinc veins approximately 3 km south of the Canadian Creek placer workings. Over the next several years the Bomber and Helicopter vein systems were explored by hand trenches and pits. In 1943, the Helicopter claims were staked and in 1947 the Bomber and Airport groups were staked.

Lead-silver mineralization was the focus of exploration on the property until 1968.  Noranda optioned the property in in 1948 and Rio Tinto in 1963.  During this time trenching, mapping and sampling were conducted.

L. Proctor purchased the claims in 1963 and formed Casino Silver Mines Limited to develop the silver-rich veins.  The silver-bearing veins were explored and developed intermittently by underground and surface workings from 1965 to 1980.  In total, 372.5 tonnes of hand-cobbled argentiferous galena, assaying 3,689 g/t Ag, 17.1 g/t Au, 48.3% Pb, 5% Zn, 1.5% Cu and 0.02% Bi, were shipped to the smelter at Trail, British Columbia.

Based on the recognition of porphyry copper potential, the Brynelsen Group acquired Casino Silver Mines Limited and from 1968 to 1973 exploration was directed jointly by Brameda, Quintana, and Teck Corporation towards a porphyry target. Exploration included extensive soil sampling surveys, geophysical and trenching programs, eventually leading to the discovery of the Casino deposit in 1969. From 1969 to 1973, various parties including Brameda Resources, Quintana Minerals and Teck Corporation drilled the property.

Archer, Cathro & Associates (1981) Ltd. (Archer Cathro) optioned the property in 1991and assigned the option to Big Creek Resources Ltd. In 1992 a program consisting of 21 HQ (63.5 mm diameter) holes totalling 4,729 m systematically assessed the gold potential in the core of the deposit for the first time.  In 1992, Pacific Sentinel Gold Corp. (PSG) acquired the property from Archer Cathro and commenced a major exploration program. The 1993 program included surface mapping and 50,316m of HQ and NQ (47.6 mm diameter) drilling in 127 holes. All but one of the 1992 drill holes were deepened in 1993. PSG drilled an additional 108 drill holes totalling 18,085 metres in 1994. This program completed the delineation drilling commenced in 1993. PSG also performed metallurgical, geotechnical and environmental work which was used in a scoping study in 1995. The scoping study envisioned a large-scale open pit mine, conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

First Trimark Resources and CRS Copper Resources obtained the property and using the Pacific Sentinel Gold data published a Qualifying Report on the property in 2003 to bring the resource estimate into compliance with National Instrument 43-101 requirements. The two firms combined to form Lumina Copper Corporation in 2004.  An update of the Qualifying Report was issued in 2004.

Western Copper Corporation acquired Lumina Copper Corporation, and the Casino Deposit, in November 2006. In the fall of 2011, Western Copper Corporation spun out all other assets except the Casino Deposit and changed its name to Western Copper and Gold Corporation.

In 2007, Western conducted an evaluation of the Bomber Vein System and the southern slope of the Patton Hill by VLF-EM and Horizontal Loop EM survey and soil geochemistry. Environmental baseline studies were also initiated in 2007. In 2008, Western reclaimed the old camp site, constructed a new exploration camp next to the Casino airstrip and drilled three drill holes (camp water well and two exploration holes) totalling 1,163 m. The main purpose of the drilling was to obtain fresh core samples for the metallurgical and waste characterization tests. Both exploration holes twinned PSG's holes to confirm historical copper, gold and molybdenum grades. Later that year, M3 Engineering produced a pre-feasibility study for Western. In 2009, Western completed 22.5 km of DC/IP surveying and MT surveying using the Quantec Geosciences Ltd. Titan system. Additionally, the company drilled 10,943 m in 37 diamond drill holes. Approximately 27 holes were infill holes drilled to convert inferred resource and non-defined material to the measured and indicated resource categories. Infill drilling covered the north slope of the Patton Hill. Drilling has identified supergene Cu mineralization and Mo mineralization in this area. The remaining 10 holes, totalling 4,327 m, were drilled to test geophysical targets. In 2010, infill and delineation drilling continued with most of the drilling done to the north and west of the deposit as outlined by PSG. The drilling program also defined hypogene mineralization at the southern end of the deposit. In addition, the company drilled a series of geotechnical holes at the proposed tailings embankment area and within the pit, and several holes for hydrogeological studies. The geotechnical drilling continued in 2011 (41 holes, 3,163 m) and 2012 (6 holes, 228 m). This work culminated in the publishing of a pre-feasibility study in 2011 and a feasibility study in 2013.

- A3 -

The design envisioned for Casino by the 2013 Feasibility Study was a four-year construction project resulting in a facility expected to process 120,000 dry tonnes of material per day or 43.8 million dry tonnes per year with a 22-year mill production schedule. Metals to be recovered would be copper, gold, molybdenum and silver. Gold and silver bullion (doré) produced would be shipped by truck to metal refineries.

In 2019, Western carried out a program of infill drilling designed to convert mineralization in the inferred resource category located along the margin of the deposit to the indicated category.

In mid 2019, Western acquired the adjacent property to the west referred to as the Canadian Creek property from Cariboo Rose Resources Ltd., which led to the issuance of a new Mineral Resource Statement in late 2020. Exploration on the Canadian Creek property dates from 1992 when Archer Cathro & Associates staked the Ana Claims. In 1993 Eastfield Resources Ltd. acquired the Ana Claims, expanded the Ana Claim block and explored the expanded property with soil geochemical sampling grids, trenching and drilling, (Johnston, 2018). This work was directed at the discovery of additional porphyry deposits. The 1993 program was followed by extensive field programs in 1996, 1997 and 1999 consisting of induced polarization (IP) surveying, road construction, and trenching on the Ana, Koffee, Maya and Ice claims. In 2000, another drill campaign was undertaken by Eastfield on the Ana, Koffee Bowl, and the newly acquired Casino "B" claims located immediately to the east of the Casino deposit.  The Casino "B" holes confirmed the existence of gold mineralization which had first been discovered here in 1994 by Pacific Sentinel, who encountered 55.17 m averaging 0.71 g/t gold in hole 94‐319. Modest exploration programs were conducted, mostly over the Casino "B" area, in 2003, 2004 and 2005. In 2007 a five-hole core drill program at Casino "B" targeted gold and copper soil anomalies and ground magnetic high features.

In 2009, the discovery of gold on Underworld Resources' White Gold property sparked new interest in gold exploration on the Canadian Creek property. This led to the implementation of a major exploration program at Canadian Creek directed at the gold potential of the property, away from the previous porphyry copper focused work areas. A soil survey revealed large areas of greater than 15 ppb gold in soils, associated with anomalous values in arsenic, bismuth and antimony, which extend for over four kilometres in an east-northeast direction from the Casino deposit. The induced polarization surveys showed numerous strong chargeability highs, many of which coincided with the gold- in-soil anomalies, which were subsequently tested with 10 core holes. The holes intersected clay altered structures with sheeted pyrite veins and narrow, structurally-controlled clay-altered structures with pyrite and quartz-caronate veins. With few exceptions gold grades of the mineralization were less than 1 gpt, and widths were less than 3 m.

- A4 -

In 2011 additional soil sampling, ground geophysics, and trenching were completed. The soil sampling completed coverage of the entire Canadian Creek property, while a limited-extent induced polarization identified two zones of greater than 20 mv/V chargeability. The trenching program identified a number of areas with anomalous gold values, including high values of 2,890 and 4,400 ppb.

As a follow up of the 2011 program a modest 2016 program of trenching, prospecting, and in-fill soil sampling was carried out by Cariboo Rose, who had acquired the property from Eastfield. Trenching work conducted in three areas in the Ana portion of the Canadian Creek property returned locally anomalous gold, widely spread anomalous arsenic, bismuth and antimony, and local high silver values generally confined to narrow structures.

Cariboo Rose's 2017 exploration program consisted of surface work directed at the Kana and Malt West gold targets and a reverse circulation (RC) drill program that tested a variety of gold targets across the property. A total of 2,151.27 m of reverse circulation (RC) drilling was conducted in 24 holes. This work confirmed gold and silver mineralization to be limited to narrow, less than 3-metre-wide structures rarely traceable over more than 100 m.

1.5 GEOLOGY

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centered on an Upper Cretaceous-age (72-74 Ma), east-west elongated porphyry stock, the Patton Porphyry, which intrudes Mesozoic granitoids of the Dawson Range Batholith and Paleozoic schists and gneisses of the Wolverine creek Suite of the Yukon Tanana Terrane (YTT). Intrusion of the Patton Porphyry into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 m wide in plan view. To the west, along the north and south contact, the breccias narrow gradually to less than 100 m. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 km.

The main body of the Patton Porphyry is a relatively small, mineralized, stock measuring approximately 300 by 800 m and is surrounded by a potassically-altered Intrusion Breccia in contact with rocks of the Dawson Range Batholith. Elsewhere, the Patton Porphyry forms discontinuous dikes ranging from less than one to tens of metres wide, cutting both the Patton Porphyry Plug and the Dawson Range Batholith. The overall composition of the Patton Porphyry is rhyodacite, with phenocrysts of a dacitic composition and the matrix being of quartz latite composition. It is more commonly made up of abundant distinct phenocrysts of plagioclase and lesser biotite, hornblende, quartz and opaque minerals.

The Intrusion Breccia surrounding the main Patton Porphyry body consists of granodiorite, diorite, and metamorphic fragments in a fine-grained Patton Porphyry matrix. It may have formed along the margins, in part, by the stoping of blocks of wall rock. An abundance of Dawson Range inclusions is prominent at the southern contact of the main plug, whereas Wolverine Creek metamorphic rocks increase along the northern contact, and bleached diorite increases along the eastern contact of the main plug. Strong potassic and phyllic alteration locally destroys primary textures.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Higher grades occur in the breccias and gradually decrease outwards away from the contact zone, both towards the centre of the stock and outward into the granitoids and schists. The main mineralization types are:

  Leached Cap Mineralization (CAP) - This oxide gold zone is copper-depleted due to weathering processes and has a lower specific gravity of this zone relative to the other supergene zones. Weathering has replaced most minerals with clay. The weathering is most intense at the surface and decreases with depth.

- A5 -

  Supergene Oxide Mineralization (SOX) - This zone is copper-enriched, with trace molybdenite. It generally occurs as a thin layer above the Supergene Sulphide zone. Where present, the supergene oxide zone averages 10 m thick, and may contain chalcanthite, malachite and brocanthite, with minor azurite, tenorite, cuprite, and neotocite.
  Supergene Sulphide Mineralization (SUS) - Supergene copper mineralization occurs in a zone of sulphide mineral enrichment up to 200 m deep, located below the leached cap and above the hypogene zone. It has an average thickness of 60 m. Grades of the Supergene sulphide zone vary widely, but are highest in fractured and highly pyritic zones, due to their ability to promote chalcocite precipitation. The copper grades in the Supergene Sulphide zone are almost double the copper grades in the Hypogene (0.43% Cu versus 0.23% Cu).
  Hypogene Mineralization (HYP) - Hypogene mineralization occurs throughout the various alteration zones of the Casino Porphyry deposit below the Supergene zone, as mineralized stock-work veins and breccias. Significant Cu-Mo mineralization is related to the potassically-altered breccia surrounding the core Patton Porphyry, as well as in the adjacent phyllically-altered host rocks of the Dawson Range Batholith. The breccias surrounding the core Patton Porphyry unit are host to the highest Cu values on the property.

1.6 DEPOSIT TYPE

The Casino deposit is best classified as a Calc-Alkalic porphyry type deposit associated with a tonalite intrusive stock. Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Higher Cu-Au grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. A general zoning of the primary sulphides occurs, with chalcopyrite and molybdenite occurring in the tonalite and breccias grading outward into pyrite-dominated mineralization in the surrounding granitoids and schists. Alteration accompanying the sulphide mineralization consists of an earlier phase of potassic alteration and a later overprinting of phyllic alteration. The potassic alteration typically comprises secondary biotite and K-feldspar as pervasive replacement and veins. Quartz stockwork zones and anhydrite veinlets also occur. Phyllic alteration consists of sericite and vein and replacement-style silicification.

The Casino Copper deposit is unusual amongst Canadian porphyry copper deposits in having a well-developed secondary enriched blanket of copper mineralization similar to those found in deposits in Chile and the southwestern United States, such as the Escondida and Morenci deposits. Unlike other porphyry deposits in Canada, the Casino deposit's enriched copper blanket was not eroded by the glacial action during the last ice age. At Casino, weathering during the Tertiary Period leached the copper from the upper 70 m of the deposit, forming the Leached Cap, and re-deposited it lower in the deposit, forming the Supergene enrichment zones. This created a layer-like sequence consisting of an upper leached zone up to 70 m thick where all sulphide minerals have been oxidized and copper removed, leaving behind a bleached, limonitic leached cap containing residual gold. Beneath the leached cap is a zone up to 100 m thick of secondary copper mineralization consisting primarily of chalcocite and minor covellite with a thin, discontinuous layer of copper oxide minerals at the upper contact with the overlying leached cap. The copper grades of the enriched, blanket-like zone can be up to twice that of the underlying unweathered primary copper mineralization. Beneath the secondary enriched mineralization, the primary mineralization consists of pyrite, chalcopyrite and lesser molybdenite. The primary copper mineralization is persistent at depth, extending more than 600 metres below surface, and beyond the ends of the deepest drill holes.

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1.7 EXPLORATION STATUS

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys, as well as a Magnetotelluric Tensor Resistivity (MT) survey over the entire grid. Magnetotelluric Resistivity results in high resolution and deep penetration (to 1 km) and the Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

In 2010, all Pacific Sentinel's historic drill core stored at the Casino Property was re-logged. The purpose of the re-logging was to provide data for the new lithological and alteration models.

In 2011 and 2012, Western focused on geotechnical, metallurgical and baseline environmental studies, however however, some exploration holes were also drilled. In 2011, the program involved 41 drill holes for a total of 3,163.26 m. In 2012, six holes (228.07 m) were drilled for geotechnical purposes and 5 holes (1,507.63 m) were drilled for metallurgical sampling.

During the 2019 field season, Western focused on exploration drilling for the primary purpose of updating the resource base of the Casino Project. A total of 72 holes were drilled, logged and sampled in 2019 for a final tally of 13,594.63 m.

During the 2020 field season, Western completed a diamond drilling program of 12,008 m in 49 core holes. The program focused on identification of high-grade gold intercepts in the "Gold Zone", as well as expansion of the main deposit to the north and west. Results are not included in this resource estimate within this preliminary economic assessment (PEA).

1.8 EXPLORATION PROCEDURES

Exploration on the property over its history has included prospecting, geological mapping, multi-element soil geochemistry, magnetic and induced polarization surveys, trenching and drilling. Targeting of early drilling on the Casino Deposit was based mainly on coincident copper and molybdenum-in-soil anomalies. Since 1993, with the exception of a Titan TM Survey, exploration in the vicinity of the Casino deposit has comprised drilling on a grid pattern using a core drill with a core diameter primarily of NQ and NTW widths, with a smaller number of holes drilled with HQ diameter core.

To the west of the Casino deposit on the recently acquired Canadian Creek Property, exploration utilized grid soil sampling surveys, ground magnetic and induced polarisation surveys to generate targets for trenching and drilling. Initially the focus of the geochemical and geophysical surveys was to locate porphyry copper mineralization. After 2016, the focus of this work switched to the identification of gold mineralization similar to that discovered at nearby Coffee Creek.

Soil sampling surveys to the west of the Casino Deposit were done over the time period from the mid 1990s through to 2011. The soil results show a co-incident copper and gold-in soil-anomaly at the 50 ppm Cu and 15 ppb Au threshold levels respectively, extending west from the western limits of the Casino Deposit for approximately 3 km. The coincident anomaly has been tested by 16 core holes. The holes closest to the Casino Deposit have moderate potassic alteration to strong propylitic alteration. The four closest holes intersected zones of leached capping or incipient leaching, underlain by weak enrichment and hypogene copper-gold-molybdenum mineralization, and are typical of the outer edges of a porphyry copper - gold - molybdenum deposit. Copper grades are in the 0.03 to 0.07% range, gold grades are in the 0.1 to 0.3 g/t range, and moly grades range from 0.002 to .004%. Copper, gold and molybdenum grades in the Casino B drill holes increase eastward towards the Casino deposit. These holes define the western limits of the Casino deposit system.

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Ground magnetic surveys were undertaken over the Canadian Creek portion of the Casino Property in 2011 and in 2017. Line spacing was 100 m. The survey detected a number of lineaments, oriented mostly to the northwest, though none obviously align with the soil geochemical anomalies. The ground magnetic data shows a trend of high magnetic values stretching from the Casino Deposit through the Ana to the Koffee Bowl areas. This west-southwest trend follows the trend of Patton Porphyry dykes extending from the main intrusive complex.

Induced polarization surveys were carried out in 1993, 1996, 2009 and 2011. The surveys in the 1990s used a pole-dipole array with an a spacing of 75 m and an n 1 to 4 depth profile. The 2009 survey was a pole-dipole survey using an a spacing of 25 m and an n 1 to 6 depth profile, and the 2011 pole dipole survey used an a spacing of 25 m and an n 1 to 8 depth profile. In general, the surveys used small "n" spacings and have a limited depth profile. The surveys identified a number of high chargeability anomalies which remain to be tested.

1.9 MINERAL RESOURCE ESTIMATE

The Mineral Resource for the Casino Project includes Mineral Resources amenable to milling and flotation concentration methods (mill material) and Mineral Resource amenable to heap leach recovery methods (leach material). Table 1-1 presents the Mineral Resource for mill material. Mill material includes the supergene oxide (SOX), supergene sulphide (SUS) and hypogene sulphide (HYP) mineral zones. Measured and Indicated Mineral Resources amount to 2.17 billion tonnes at 0.16% total copper, 0.18 g/t gold, 0.017% moly and 1.4 g/t silver and contained metal amounts to 7.43 billion pounds of copper, 12.7 million ounces gold, 811.6 million pounds of moly and 100.2 million ounces of silver. Inferred Mineral Resource is an additional 1.43 billion tonnes at 0.10% total copper, 0.14 g/t gold, 0.010% moly and 1.2 g/t silver and contained metal amounts to 3.24 billion pounds of copper, 6.4 million ounces of gold, 322.8 million pounds moly and 53.5 million ounces of silver for the Inferred Mineral Resource in mill material.

Table 1-2 presents the Mineral Resource for leach material. Leach material is oxide dominant leach cap (CAP or LC) mineralization. The emphasis of leaching is the recovery of gold in the leach cap. Copper grades in the leach cap are low, but it is expected some metal will be recovered. Measured and Indicated Mineral Resources amount to 217.4 million tonnes at 0.03% total copper, 0.25 g/t gold and 1.9 g/t silver and contained metal amounts to 166.5 million pounds of copper, 1.8 million ounces gold and 13.3 million ounces of silver. Inferred Mineral Resource is an additional 31.1 million tonnes at 0.03% total copper, 0.17 g/t gold and 1.7 g/t silver and contained metal amounts to 17.2 million pounds of copper, 200,000 ounces of gold and 1.7 million ounces of silver for the Inferred Mineral Resource in leach material.

Table 1-3 presents the Mineral Resource for combined mill and leach material for copper, gold, and silver. Measured and Indicated Mineral Resources amount to 2.39 billion tonnes at 0.14% total copper, 0.19 g/t gold and 1.5 g/t silver. Contained metal amounts to 7.60 billion pounds copper, 14.5 million ounces gold and 113.5 million ounces of silver for Measured and Indicated Mineral Resources. Inferred Mineral Resource is an additional 1.46 billion tonnes at 0.10% total copper, 0.14 g/t gold and 1.2 g/t silver. Contained metal amounts to 3.26 billion pounds of copper, 6.6 million ounces of gold and 55.2 million ounces of silver for the Inferred Mineral Resource. The Mineral Resource for moly is as shown with mill material since it will not be recovered for leach material.

The Mineral Resources are based on a block model developed by IMC during June 2020. This updated model incorporated the 2019 Western Copper drilling and updated geologic models. It also includes some 2010 through 2012 Western Copper drilling that was not available in 2010 when the model used for the January 2013 Feasibility Study was developed.

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The Measured, Indicated, and Inferred Mineral Resources reported herein are contained within a floating cone pit shell to demonstrate "reasonable prospects for eventual economic extraction" to meet the definition of Mineral Resources in NI 43-101.

Table 1-1: Mineral Resource for Mill Material at C$ 5.70 NSR Cutoff

Resource Class	Tonnes (Mt)	NSR ($/t)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq %	Copper (Mlbs)	Gold (Moz)	Moly (Mlbs)	Silver (Moz)
Measured	145.3	38.08	0.31	0.40	0.025	2.1	0.74	985.8	1.9	80.6	9.8
Indicated	2,028.0	19.10	0.14	0.17	0.016	1.4	0.33	6,448.5	10.9	731.0	90.4
M+I	2,173.3	20.37	0.16	0.18	0.017	1.4	0.36	7,434.3	12.7	811.6	100.2
Inferred	1,430.2	14.50	0.10	0.14	0.010	1.2	0.24	3,240.4	6.4	322.8	53.5

Table 1-2: Mineral Resource for Leach Material at C$ 5.46 NSR Cutoff

Resource Class	Tonnes (Mt)	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (Mlbs)	Gold (Moz)	Silver (Moz)
Measured	37.2	19.72	0.05	0.45	2.8	0.48	39.3	0.5	3.3
Indicated	180.2	9.54	0.03	0.21	1.7	0.23	127.2	1.2	10.0
M+I	217.4	11.28	0.03	0.25	1.9	0.27	166.5	1.8	13.3
Inferred	31.1	7.60	0.03	0.17	1.7	0.18	17.2	0.2	1.7

Table 1-3: Mineral Resource for Copper, Gold, and Silver (Mill and Leach)

Resource Class	Tonnes (Mt)	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper (Mlbs)	Gold (Moz)	Silver (Moz)
Measured	182.4	34.34	0.25	0.41	2.2	1,025.1	2.4	13.1
Indicated	2,208.3	18.32	0.14	0.17	1.4	6,575.6	12.1	100.5
M+I	2,390.7	19.54	0.14	0.19	1.5	7,600.7	14.5	113.5
Inferred	1,461.3	14.35	0.10	0.14	1.2	3,257.6	6.6	55.2

Notes:

1. The Mineral Resources have an effective date of 3 July 2020 and the estimate was prepared using the definitions in CIM Definition Standards (10 May 2014).

2. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4. Mineral Resources for leach material are based on prices of US$2.75/lb copper, US$1500/oz gold and US$18/oz silver.

5. Mineral Resources for mill material are based on prices of US$2.75/lb copper, US$1500/oz gold, US$18/oz silver, and US$11.00/lb moly.

6. Mineral Resources are based on NSR Cutoff of C$5.46/t for leach material and C$5.70/t for mill material.

7. NSR value for leach material is as follows: NSR (C$/t) = $12.65 x copper (%) + $41.55 x gold (g/t) + $0.191 x silver (g/t), based on copper recovery of 18%, gold recovery of 66% and silver recovery of 26%.

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8. NSR value for hypogene sulphide mill material is: NSR (C$/t) = $60.18 x copper (%) + $41.01 x gold (g/t) + $214.94 x moly (%) + $0.355 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 50% silver and 78.6% moly.

9. NSR value for supergene (SOX and SUS) mill material is: NSR (C$/t) = $65.27 x recoverable copper (%) + $42.87 x gold (g/t) + $142.89 x moly (%) + $0.425 x silver (g/t), based on recoveries of 69% gold, 60% silver and 52.3% moly.  Recoverable copper = 0.94 x (total copper - soluble copper).

10. Table 14 6 accompanies this Mineral Resource statement and shows all relevant parameters.

11. Mineral Resources are reported in relation to a conceptual constraining pit shell in order to demonstrate reasonable prospects for eventual economic extraction, as required by the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is excluded from the Mineral Resource.

12. AuEq and CuEq values are based on prices of US$2.75/lb copper, US$1500/oz gold, US$18/oz silver, and US$11.00/lb moly, and account for all metal recoveries and smelting/refining charges.

1.10 MINING METHODS

This PEA is based on a conventional open pit mine plan. Mine operations will consist of drilling large diameter blast holes (31 cm), blasting with a bulk emulsion, and loading into large off-road trucks with cable shovels and a hydraulic shovel. Resource amenable to processing will be delivered to the primary crusher or various resource stockpiles. Waste rock will be placed inside the limits of the tailings management facility (TMF). There will be a fleet of track dozers, rubber-tired dozers, motor graders and water trucks to maintain the working areas of the pit, stockpiles, and haul roads.

The following general parameters guided the development of the mining plan:

  Mill material is limited to about 1.1 billion tonnes,
  Total mine waste to be co-disposed with tailings is limited to about 500 million tonnes,
  Mill capacity is a nominal 120,000 tonnes per day (t/d), but actual plant throughput for the schedule is based on hardness of the various material types, and usually exceeds 120,000 t/d

Based on the mining plan developed for this study, the commercial life of the project is 25 years after an approximate 3-year pre-production period. Total mill material is 1.13 billion tonnes at 0.197% copper, 0.226 g/t gold, 0.0219% moly, and 1.70 g/t silver. Only measured and indicated mineral resources are considered as potential plant feed. Inferred mineral resources are considered as waste for this study.

In addition to the potential mill material, there is material mined from the leach cap zone that is amenable to processing by crushing, and heap leaching. This amounts to 203.8 million tonnes at 0.259 g/t gold, 1.95 g/t silver, and 0.034% total copper.

Total waste in the mine plan amounts to 500.1 million tonnes. This material is disposed in the tailing management facility. Figure 1-1 shows three facilities for mine waste: 1) North Waste which contains 200.6 million tonnes, 2) South 1 Waste which contains 154.8 million tonnes, and 3) South 2 Waste which contains 144.7 million tonnes. The material will be placed by trucks and dozers, the rising water level in the TMF facility will saturate the material relatively quickly, usually one to two years.

Additional rock storage facilities during the life of the project include:

  The heap leach pad which at the end of the project will contain 203.8 million tonnes of spent, non-reactive material, assuming all the potential leach material is processed.

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  A low-grade stockpile southeast of the pit that has the capacity for 178.3 million tonnes, and a low-grade stockpile east of the pit that contains 84.7 million tonnes, both which will be processed at the end of the mine life.
  There will also be supergene oxide (SOX) stockpile south of the pit to store mining phase 1 SOX. It will be reclaimed during mining Years 4 through 13. The maximum size of this facility is estimated at 35.8 million tonnes. The SOX stockpile and the leach pad overlap by a small amount, but the SOX stockpile will be reclaimed before the leach pad gets to its final limits.
  There will be a stockpile for leach resource east of the pit. This stockpile is necessary because there will be many years when the mine production of leach resource will exceed crushing and stacking capacity. This is expected to reach a maximum size of 74.1 million tonnes and will be reclaimed by the end of Year 20

Figure 1-1: Maximum Extent of Waste Storage Areas and Stockpiles (IMC, 2021)

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1.11 METALLURGICAL TESTING

Flotation testing by ALS Metallurgy from 2008 to 2012 indicated that copper concentrate grades of 28% copper could be routinely achieved at good copper recoveries with a primary grind size of 80% passing 200 µm and a regrind of 80% passing 25 µm. Gold and silver will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

The average metal recoveries expected from mill processing following the planned mill feed schedule are noted below:

  Copper recovery to copper concentrate, percent 86
  Gold recovery to copper concentrate, percent 67
  Silver recovery to copper concentrate, percent 53
  Molybdenum recovery to molybdenum concentrate, percent 71

Column leach test work by SGS E&S Engineering Solutions Inc. on the oxide cap material crushed to minus 3.8 cm (1.5 inch) showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process. This process has been adopted for this feasibility study.

The metal recoveries expected from oxide cap heap leach processing are based on:

  Gold recovery, percent 70
  Silver recovery, percent 26
  Copper recovery to SART precipitate, percent 18

1.12 RECOVERY METHODS

A mine plan was developed to supply mill material to a conventional copper sulphide flotation plant with the capacity to process mill material at a nominal rate of 120,000 t/d, or 43.8 million tonnes per year (Mt/y). Actual annual throughput will vary depending on the mill material hardness encountered during the period. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year.

Both sulphide copper-molybdenum mill material and oxide gold leach material will be processed. Copper-molybdenum mill material will be transported from the mine to the concentrator facility and oxide gold leach material will be transported from the mine to a crushing facility ahead of a heap leaching facility and a gold recovery facility.

Copper-molybdenum mill material will be processed by crushing, grinding, and flotation to produce copper and molybdenum sulphide mineral concentrates. Copper concentrate will be loaded into highway haul trucks and transported to the Port of Skagway for ocean shipment to market. Molybdenum concentrate will be bagged and loaded onto highway haul trucks for shipment to market.

Oxide gold mill material will be leached with an aqueous leach solution. Gold in the enriched (or pregnant) leach solution will be recovered using carbon absorption technology to produce gold doré bars. The enriched leach solution will also be treated to recover copper and cyanide and produce a copper sulphide precipitate. The copper sulphide precipitate will be bagged and loaded onto highway haul trucks for shipment to market. Recovery methods are discussed more in depth in Section 17.

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1.13 INFRASTRUCTURE

The region is serviced by paved all-weather roads connecting the towns of Carmacks and Whitehorse in the Yukon with the Port of Skagway Alaska. With the completion of the 132 km Casino access road, the project will have an all-weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska.

The City of Whitehorse is the government, financial and commercial hub of the Yukon with numerous business and service entities to support the project and represents a major resource to staff the project. Whitehorse has an international airport and provides commercial passenger and freight services for the region. The proposed new access road alignment is shown in Section 18.2 of this report.

A new airstrip will be constructed at the mine to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

1.13.1 Power

Electrical power generation for the Project will be developed in two phases. An initial power plant designated the Supplementary Power Plant will be constructed in the vicinity of the main workforce housing complex to provide power to the camp, for construction activities, and to oxide crushing, conveying and heap leach facilities that go into operation before the main power plant is operational.

The Supplementary Power Plant will consist of three 2,250-kilowatt (kW) diesel internal combustion engines (ICE). Two of the generators will remain at the Workforce Housing complex and the third will be relocated to the Sand Cyclone (Area 640) facility to provide standby/emergency power to this area after the concentrator start-up.

A Main Power Plant will be constructed at the Casino main mill and concentrator complex to supply the electrical energy required for operations throughout the mine site. The primary electrical power generation will be provided by three Gas Turbine driven generators (two Single Fuel Gas Turbines, one Dual Fuel Gas Turbine) and a steam generator, operating in combined cycle mode (CCGT) with a total installed capacity of approximately 200 megawatts (MW). The nominal running load to the mine and concentrator complex is about 130 MW. Three diesel ICE driven generators will provide another 6.75 MW of power for black start capability, emergency power, and to complement the gas turbine generation when required. The gas turbines will be fuelled by natural gas (supplied as liquefied natural gas, or LNG). One of the three will have Dual Fuel capabilities - LNG and Diesel.

1.13.2 LNG Receiving, Storage and Distribution Facilities

LNG will be transported to the site from Fort Nelson, British Columbia via tanker trucks and stored on-site in a large 10,000 m3site-fabricated storage tank to provide fuel for the power plant. An LNG receiving station is provided to unload the LNG tankers and transfer the LNG into the storage facility. An LNG vaporization facility is provided to convert the LNG into gas at a suitable supply pressure to operate the power generation equipment.

1.13.3 Power Distribution

The power system for the Casino Project consists of two generating stations and the distribution system.

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The main generating station will consist of a combined cycle plant with three 50.5 MW gas turbines (GT) and approximately 40 MW steam turbine (ST). There will also be three 2.25 MW diesel powered reciprocating engine generators at the main power plant. The GT and the ST units will all generate power at 13.8 kilovolts (kV) which will be stepped up to 34.5 kV through four (4) 13.8 kV to 34.5 kV transformers for the distribution system. The three ICE generators will be stepped up from 600V to 34.5 kV through three transformers.

The second generating station will be located at the main/construction camp site and will consist of three 2.25 MW diesel powered reciprocating engine generators. These units will generate power at 600V and will be stepped up through a 1,500 kVA, 33 kV Delta to 400/231 V Wye transformer. This station will be the first installed and will provide power for the Project construction.

The 34.5 kV distribution systems will radiate from a 34.5 kV switchgear line-up with feeders to the SAG mill, Ball Mill No. #1, Ball Mill No. #2, and feeders to the mill and flotation areas in cable tray using insulated copper conductors. Overhead line feeder circuits with aluminum conductor steel reinforced (ACSR) will be provided for the tailings reclaim water, fresh water from the Yukon River, crushing/conveying and SART/ADR, camp site and two feeders to the pit loop.

Electric power utilization voltages will be 4,160 volts for motors 300 horsepower (hp) and above, 575 volts for three-phase motors 250 hp and below. For lighting, small loads and building services 600/347 or 208/120 volts will be the utilization voltage.

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(Source: M3, 2021)

Figure 1-2: Overall Site Plan

1.13.4 Water

The main fresh water supply will be supplied from the Yukon River. The water will be collected in a riverbank caisson and radial well system (Ranney Well) and pumped through an above-ground insulated 36" diameter by 17.4 km long pipeline with four booster stations to the 22,000 m3 capacity freshwater pond near the concentrator. The design capacity of the freshwater collection and transfer system will be approximately 3,400 m3/h.

1.13.5 Tailings Management Facility

A single Tailings Management Facility (TMF) will be constructed south of the open pit for storage of tailings and potentially reactive waste rock generated from mining. The TMF will store approximately 712 Mt of tailings and 500 Mt of potentially reactive waste rock and overburden materials. The TMF will be constructed using a combination of local borrow and cyclone underflow sand produced from Non-Acid Generating (NAG) tailings. A total of approximately 415 Mt of NAG tailings will be used for dam construction. The TMF will be constructed with centreline raises of the dam, to a final crest elevation of El. 981 m with a maximum height of approximately 280 m (crest to toe).

1.13.6 Heap Leach Facility

A Heap Leach Facility (HLF) will be constructed on a southeast facing hill-slope, approximately one kilometre south of the Open Pit. The HLF operations will commence during pre-production stripping of the Open Pit. The HLF has a design capacity of 204 million tonnes (Mt) of leach cap material. The heap leach pad will be stacked with mineralized material and leached from Year -3 through Year 20 of mine operations. The mineralized material will be stacked at a nominal rate of approximately 9.1 Mt per year.

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The mineralized material will be stacked on a prepared pad, with a composite liner system to maximize leachate collection and minimize seepage losses. A double composite liner system will be constructed within the lower portion of the HLF and this area will function as an in-heap water management pond. The double liner system will include a leak detection and recovery system (LDRS) to intercept and collect potential leakage through the upper liner. The in-heap water management pond area will be impounded by a confining embankment, constructed from mine waste rock material.

The HLF will be developed in stages by loading in successive lifts, upslope from the base platform developed within the in-heap water management pond area, behind the confining embankment. The HLF will be developed by stacking mineralized material in eight-metre lifts to establish a final overall slope of 2.5H:1V. Intermittent wider benches will be constructed to limit the vertical height of the HLF to a maximum of 120 m.

1.14 CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.25 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant. Table 1-6 shows how the initial capital is distributed between the various components, including $719 million for sustaining costs.

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Table 1-4: Capital Cost Summary

Cost Item	Total ($M)
Process Plant and Infrastructure
Project Directs including freight	1,777
Project Indirects	390
Contingency	412
Subtotal	2,579
Mining
Mine Equipment	409
Mine Preproduction	211
Subtotal	620
Owner's Costs	52
Total Initial Capital Costs	3,251
Sustaining Capital	719
Total Life of Mine Capital Costs	3,970

1.15 OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of material processed through the mill over the life of mine as shown in Table 1-5.

Table 1-5: Mill Operating Costs Per Tonne

Category	LOM ($/t)
Milling	$5.72
General & Administrative	$0.45
Total	$6.17

Heap leach operating costs were calculated per tonne of material processed through the heap leach over the life of the heap leach as shown in Table 1-6.

Table 1-6: Heap Leach Operating Costs

Category	LOM ($/t)
Heap Leach Operation	$1.30
ADR/SART	$4.67
Total	$5.98

Mining costs were calculated to average $1.93 per tonne of material moved and $3.10 per tonne of mineralized material.

Table 1-7: Mining Operating Costs

Category	($/t)
Cost per tonne material (material moved)	$1.93
Cost per tonne mill feed (mill + heap material)	$3.10
Cost per tonne mill feed	$3.66

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The combined mining and milling costs are $9.84 per tonne material milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $28.14 per tonne at Base Case metal prices.

1.16 ECONOMICS

This economic analysis is based on only measured and indicated mineral resources. Inferred mineral resources are considered as waste for this analysis. The Study indicates that the potential economic returns from the Project justify its further development and securing the required permits and licenses for operation. The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and C$:US$ exchange rate ("Base Case" prices). Note that an exchange rate of C$:US$ of 0.80 was used for the capital cost estimation for all metal price scenarios. Table 1-8 summarizes the financial results:

Table 1-8: Financial Results Summary

Category and Units	Base Case
Copper (US$/lb)	3.35
Molybdenum (US$/lb)	12.00
Gold (US$/oz)	1,600
Silver (US$/oz)	24.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $M)	5,790
NPV pre-tax (8% discount, $M)	3,620
IRR pre-tax (100% equity)	23.3%

NPV after-tax (5% discount, $M)	3,900
NPV after-tax (8% discount, $M)	2,330
IRR after-tax (100% equity)	19.5%

LOM pre-tax free cash flow ($M)	13,000
LOM after-tax free cash flow ($M)	9,070

Payback period (years)	3.0
Net Smelter Return ($/t milled)	28.14
Copper Cash Cost* (US$/lb)	(1.13)

*C1 cash costs, net of by-product credits.

The financial results of the Study are significantly influenced by copper and gold prices, as shown in Table 1-9.

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Table 1-9: Copper and Gold Price Sensitivity

Copper Price (US$/lb)*	$2.50	$3.00	$3.35	$4.00	$4.50	$5.00
NPV pre-tax (8%) ($M)	2,290	3,070	3,620	4,630	5,410	6,190
NPV after-tax (8%) ($M)	1,400	1,950	2,330	3,040	3,590	4,140
IRR pre-tax	18.5%	21.4%	23.3%	26.6%	29.0%	31.3%
IRR after-tax	15.4%	17.9%	19.5%	22.3%	24.3%	26.2%
Payback (years)	3.7	3.2	3.0	2.7	2.5	2.3

Gold Price (US$/oz)*	$1200	$1400	$1600	$1800	$2000	$2200
NPV pre-tax (8%) ($M)	2,580	3,100	3,620	4,130	4,650	5,170
NPV after-tax (8%) ($M)	1,600	1,960	2,330	2,700	3,060	3,430
IRR pre-tax	19.3%	21.3%	23.3%	25.2%	27.1%	29.0%
IRR after-tax	16.1%	17.8%	19.5%	21.1%	22.7%	24.3%
Payback (years)	3.5	3.2	3.0	2.8	2.6	2.5

*All other metal prices except those noted are the same as the Base Case.

1.17 ADJACENT PROPERTIES

Several quartz mineral claim blocks and placer claims registered to other owners are staked adjacent to and in the general vicinity of CMC's claim block. Some of the placer claims on Canadian and Britannia Creeks overlap the Casino claims in the area of the pit. These placer claims along the upper part of Canadian creek are located within the projected pit shell, and are worked by their owners on a seasonal basis with small heavy equipment. The northwestern boundary of the Casino property adjoins the Coffee Creek project of Newmont Mining. The property hosts a structurally controlled gold deposit in metamorphic rocks of the Yukon Tanana terrane and granitoids of mid Cretaceous age. The mineralization is associated with quartz- carbonate and illite alteration and is best described as an orogenic deposit. The project is at a pre-feasibility stage of development.

The northeastern boundary of the Casino property abuts the "Betty and Hayes" property held by White Gold Corp. This property abuts the northern boundary of the narrow eastern extension of the Casino property. At this time, the property has undergone fairly early stages of exploration for similar orogenic-style gold mineralization to that within the Coffee Creek property.

Part of the eastern extension is also directly surrounded by the Idaho claim block held by Atac Resources Ltd.

1.18 PROPOSED PHASE II EXPANSION

The information presented in Sections 16 through 22 of this study is based on measured and indicated mineral resources with a mine plan constrained by the capacity of the selected site and design of the Tailings Management Facility (TMF), i.e., Phase I. This section presents the results for a larger pit design which includes inferred mineral resources and an expanded tailings capacity based on building an additional embankment south of the Phase I embankment, (i.e., the Phase II plan).

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The economic assessment of the proposed Phase II expansion is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The plant production rate is a nominal 120,000 tonnes per day and the peak mining rate is 100 Mt/y or about 275,000 t/d for this plan, the same as the Phase I plan. As with the Phase I plan, all of the waste rock will be co-disposed in the TMF facility.

The concentrator and associated facilities are as per Phase I and continue to process mill feed at a nominal 120,000 t/d. Table 1-10 shows a summary of the capital costs for both cases.

Table 1-10: Phase I vs. Phase II Capital Costs

Cost Item	Phase I Total ($M)	Phase I + II Total ($M)
Process Plant and Infrastructure
Project Directs including freight	1,777	1,777
Project Indirects	390	390
Contingency	412	412
Subtotal	2,579	2,579
Mine
Mine Equipment	409	419
Mine Preproduction	211	206
Subtotal	620	625
Owner's Costs	52	52
Total Initial Capital	3,251	3,256
Sustaining Capital	719	1,808
Total Life of Mine Capital Costs	3,970	5,064

Table 1-11 shows the economics of Phase I and Phase II.

Table 1-11: Phase I vs. Phase II Economic Indicators

Economic Indicators before Taxes	Phase I	Phase II
NPV @ 0% ($M)	13,012	17,175
NPV @ 5% ($M)	5,790	6,237
NPV @ 8% ($M)	3,617	3,700
NPV @ 10% ($M)	2,632	2,640
IRR	23.3%	23.1%
Payback (years)	2.9	2.8
Economic Indicators after Taxes
NPV @ 0% ($M)	9,073	11,968
NPV @ 5% ($M)	3,896	4,198
NPV @ 8% ($M)	2,332	2,384
NPV @ 10% ($M)	1,623	1,624
IRR (%)	19.5%	19.3%
Payback (years)	3.0	3.0

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1.19 CONCLUSIONS AND RECOMMENDATIONS

The economic results of the Study demonstrate that the project has positive economics and warrants development. Standard industry practices, equipment and processes were used in this study. The project is based on conventional open pit mining and typical, well understood, processing methods. The authors of this report are not aware of any unusual or significant risks, or uncertainties that could affect the reliability or confidence in the project based on the data and information made available.

Based on the results of this study, it is recommended that the project be advanced to a Feasibility Study to establish a mineral reserve for the project. Concurrent with the later stages of the Feasibility Study, an application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act should be prepared to continue the permitting process.

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Schedule B
AUDIT COMMITTEE CHARTER

A. PURPOSE

The Board of Directors of Western Copper and Gold Corporation (the "Company") has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Committee is appointed by the Board to assist the Board in fulfilling its financial oversight responsibilities. The Committee's primary duties and responsibilities are to:

  review the effectiveness of the overall process of identifying and addressing material, financial-related business risk and the adequacy of the related disclosure;
  monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
  monitor the independence and the performance of the Company's external auditors;
  provide an avenue of communications among the external auditors, management and the Board of Directors;
  encourage adherence to, and continuous improvement of, the Company's policies, procedures and practices relating to financial matters at all levels; and
  maintain an effective complaints procedure.

B. COMPOSITION AND MEETINGS

The Committee shall be comprised of a minimum of three or more directors, as determined by the Board, each of whom shall meet the independence requirements of the relevant securities exchanges and regulatory agencies as may apply from time to time. Each member will be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment. All members of the Committee must be financially literate. Financially literate means that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The Committee members shall be appointed by the Board at its first meeting following each annual shareholders' meeting. If the Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee meetings may be held in person, by telephone conference or by video conference. A majority of the members of the Committee present in person, by teleconferencing or by videoconferencing will constitute a quorum.

The Committee may invite the Company's external auditors, the Chief Financial Officer ("CFO"), and such other persons as deemed appropriate by the Committee, to attend meetings of the Committee. The Committee shall meet at least annually with management and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, a portion of each Committee meeting shall be held, in camera, without any member of management being present.

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C. POWER AND AUTHORITY

The Committee shall have:

1. the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

2. the right to engage independent legal, accounting or other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Committee;

3. the right at any time and without restriction to communicate directly with the CFO, other members of management who have responsibility for the audit process and external auditors; and

4. such other powers and duties as may be delegated to it from time to time by the Board.

D. RESPONSIBILITIES AND DUTIES - DETAIL

Review Procedures

The Committee shall:

1. review with the external auditors, in advance of the audit, the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

2. review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements; the appropriateness and disclosure of any off-balance sheet matters; and disclosure of related-party transactions;

3. meet at least annually with the external auditors separately from management to review the integrity of the Company's financial reporting processes, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting and the degree of compliance of the Company with prior recommendations of the external auditors. The Committee shall review with management any matters raised by the external auditors and direct management to implement such changes as the Committee considers appropriate, subject to any required approvals of the Board arising out of the review;

4. discuss with management significant financial or other risk exposures and the steps management has taken to monitor, control and report such exposures;

5. review the Company's annual audited financial statements and management discussion and analysis prior to public disclosure and make recommendations to the Board respecting approval of the audited financial statements;

6. review with management, the Company's interim financial results and management discussion and analysis prior to public disclosure. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the external auditors. If the statements are to be reviewed by the auditors, the Committee shall consult with the auditors as required during the process. The Committee shall make recommendations to the Board respecting approval of the interim financial statements or, if authorized to do so by the Board, approve the interim statements and MD&A; and

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7. periodically assess the adequacy of the disclosure policy and procedures in place including procedures for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure of the statements themselves, and all FOFI, and satisfy itself that those procedures are satisfactory. If the procedures are not considered satisfactory, the Committee should work with management to revise the procedures appropriately.

External auditors

1. The external auditors shall report and are accountable directly to the Committee. The Committee shall at least annually review the independence and performance of the external auditors. It shall recommend to the Board of Directors the external auditors to be approved at a shareholders' meeting and recommend to the Board any discharge of auditors when circumstances warrant. If the auditors are not to be reappointed, the Committee shall select and recommend a suitable alternative.

2. The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3. The Committee is responsible for approving the fees and other significant compensation to be paid to the external auditors, and pre-approving, subject to ratification by the Board, any non-audit services that the auditor may provide. The Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Committee for approval at its next meeting.

4. On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditor's independence.

5. The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

6. The Committee shall obtain from the external auditors confirmation that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations.

E. DUTIES AND RESPONSIBILITIES - GENERAL

The Committee shall:

1. on at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

2. annually prepare a report to shareholders to be included in the Company's annual information circular as required by applicable securities laws. The Chairman of the Committee, or other member appointed by the Chair, will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars;

3. review and assess the adequacy of this Charter at least annually and submit it to the Board for approval;

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4. annually evaluate the Committee's performance and report its findings to the Board;

5. maintain minutes of meetings and periodically report to the Board on significant results of the Committee's activities; and

6. perform any other activities consistent with this Charter, the Company's documents, and governing law, as the Committee or the Board deems necessary or appropriate.

F. COMPLAINTS PROCEDURE

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted to the Committee, attention: The Chair. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential. Upon receipt of a complaint, the Chair will conduct or designate a member of the Committee to conduct an initial investigation. If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Committee for a determination of further investigation and action. Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Committee for a period of three years.

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